                                                        OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.       )*
                                           ------

                           ROBERTSON-CECO CORPORATION
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                  770539203000
                                 --------------
                                 (CUSIP Number)

                                                      Leland P. Smith
Mr. Henry K. Jordan, Chief Financial Officer          Riordan & McKinzie
11111 Santa Monica Boulevard, Suite 1500              300 S. Grand Avenue, 29th Floor
Los Angeles, CA  90025 (310) 996-7000                 Los Angeles, CA  90071 (213) 629-4824
-----------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 22, 1993
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   2   of    29    Pages
                                                         -----    --------

   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        The Foothill Group, Inc.
        94-1663353


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          1,374,292 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              1,374,292 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,292 (see item 5)


   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.4%


   14   TYPE OF REPORTING PERSON*
        CO, BC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   3   of    29    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Foothill Capital Corporation
        95-2689288


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                        (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          687,146 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              687,146 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,146 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.2%


   14   TYPE OF REPORTING PERSON*
        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   4   of    29    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Foothill Partners, L.P., a Delaware limited partnership
        95-4291521


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                        (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          11,367 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              11,367 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,367 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.1%


   14   TYPE OF REPORTING PERSON*
        PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   5   of    29    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Foothill Partners II, L.P., a Delaware limited partnership
        95-4380785



   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                        (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          675,779 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              675,779 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,779 (see item 5)


   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%


   14   TYPE OF REPORTING PERSON*
        PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   6   of    29    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Don L. Gervitz


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                        (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          687,146 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              687,146 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,146 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.2%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   7   of    29    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        John F. Nickoll


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                        (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          687,146 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              687,146 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,146 (see item 5)


   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.2%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   8   of    29    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Dennis R. Ascher


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                        (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          687,146 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              687,146 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,146 (see item 5)


   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.2%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page   9   of    29    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Jeffrey T. Nikora


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                        (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          687,146 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              687,146 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,146 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.2%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page  10   of    29    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Karen Sandler


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                        (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          675,779 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              675,779 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,779 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page  11   of    29    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        David Hilton


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                        (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          675,779 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              675,779 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,779 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page  12   of    29    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Edward Stearns


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                        (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          675,779 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)


                         10   SHARED DISPOSITIVE POWER
                              675,779 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,779 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.        770539203000                      Page  13   of    29    Pages
                                                         -----    --------


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Peter Schwab


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                        (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
        00


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                         7    SOLE VOTING POWER
                              0 (see item 5)


   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          675,779 (see item 5)
        BY EACH
   REPORTING PERSON
         WITH            9    SOLE DISPOSITIVE POWER
                              0 (see item 5)]

                         10   SHARED DISPOSITIVE POWER
                              675,779 (see item 5)


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,779 (see item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%


   14   TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.          Security and Issuer.

                 This Schedule 13D relates to the Common Stock, $.01 par value per share, CUSIP Number 770539203000 (the "Common Stock"), of Robertson-Ceco Corporation, a Delaware corporation ("Issuer"), having its principal executive offices at 222 Berkeley Street, Boston, Massachusetts 02116.

Item 2.          Identity and Background.

                 This Schedule 13D is filed on behalf of The Foothill Group, Inc., a Delaware corporation ("Group"); Foothill Capital Corporation, a California corporation and wholly-owned subsidiary of Group ("Capital"); Foothill Partners, L.P., a Delaware limited partnership ("Partners"); Foothill Partners II, L.P., a Delaware limited partnership ("Partners II"); Don L. Gevirtz, John F. Nickoll, Dennis R. Ascher and Jeffrey T. Nikora (collectively, the "Managing General Partners"); and Karen Sandler, David Hilton, Edward Stearns and Peter Schwab (collectively, the "Managing General Partners II") (Group, Capital, Partners, Partners II, the Managing General Partners and the Managing General Partners II are collectively referred to hereinafter as the "Filing Persons"). Group and the Managing General Partners are the general partners of Partners, and Group, the Managing General Partners and the Managing General Partners II are the general partners of Partners II.

                 Under the definition of "beneficial owner" ("Beneficial Owner Definition") provided in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Group and the Managing General Partners may be deemed to beneficially own the shares of Common Stock owned by Partners by virtue of the fact that Group and the Managing General Partners, as the general partners of Partners, share with Partners the voting and dispositive power with respect to shares of Common Stock held or acquired by Partners. Similarly, under the Beneficial Owner Definition, Group, the Managing General Partners and the Managing General Partners II may be deemed to beneficially own the shares of Common Stock owned by Partners II by virtue of the fact that Group, the Managing General Partners and the Managing General Partners II, as the general partners of Partners II, share with Partners II the voting and dispositive power with respect to shares of Common Stock held or acquired by Partners II. Also under the Beneficial Owner Definition, Group may be deemed to beneficially own the shares of Common Stock owned by Capital by virtue of the fact that Group, as the parent of Capital, may have voting or dispositive power with respect to shares of Common Stock held or acquired by Capital.

                 Group has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Group is that of a financial services holding company.

                 Capital has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Capital is to engage in asset-based financing to businesses.

                 Partners has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Partners is to invest the funds of the partnership primarily in bank debt of companies which are involved in reorganization or are experiencing financial distress.

                 Partners II has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Partners II is to invest the funds of the partnership primarily in bank debt of companies which are involved in reorganization or are experiencing financial distress.

                 The names of the directors and executive officers of Group and Capital, their business addresses, their present principal occupations and the principal addresses of their respective employers are as follows:

THE FOOTHILL GROUP. INC.

                                                                Principal
     Name                          Business Address             Occupation
     ----                          ----------------             ----------
Don L. Gevirtz                     11111 Santa Monica Blvd.     Chief Executive Officer,
                                   Suite 1500                   Chairman of the Board and
                                   Los Angeles, CA  90025       Director

John F. Nickoll                    11111 Santa Monica Blvd.     President, Co-Chief
                                   Suite 1500                   Executive Officer and
                                   Los Angeles, CA  90025       Director

Gary L. Wehrle                     11111 Santa Monica Blvd.     Executive Vice President
                                   Suite 1500
                                   Los Angeles, CA  90025

David C. Hilton                    11111 Santa Monica Blvd.                           Executive Vice President
                                   Suite 1500
                                   Los Angeles, CA  90025

Peter E. Schwab                    11111 Santa Monica Blvd.                           Executive Vice President
                                   Suite 1500
                                   Los Angeles, CA  90025

Henry K. Jordan                    11111 Santa Monica Blvd.                           Vice President, Chief
                                   Suite 1500                                         Financial Officer and
                                   Los Angeles, CA  90025                             Corporate Secretary

Warren Bennis, Ph.D.               USC School of Business Administration              Director; Professor,
                                   300-A Bridge Hall                                  School of Business
                                   901 Exposition Blvd.                               Administration, USC
                                   Los Angeles, CA  90089

Arthur Malin, M.D.                 606 No. Foothill Road                              Director; Professor of
                                   Beverly Hills, CA  90201                           Clinical Psychology,
                                                                                      U.C.L.A. School of
                                                                                      Medicine

Jeffrey A. Lipkin                  Recovery Equity Investors, L.P.                    Director; General
                                   901 Mariner's Island Blvd.                         Partner, Recovery Equity
                                   Suite 355                                          Investors, L.P.
                                   San Mateo, CA  94404

Joseph J. Finn-Egan                Recovery Equity Investors, L.P.                    Director; General
                                   901 Mariner's Island Blvd.                         Partner, Recovery Equity
                                   Suite 355                                          Investors, L.P.
                                   San Mateo, CA  94404

THE FOOTHILL CAPITAL CORPORATION

                                                                Principal
     Name                          Business Address             Occupation
     ----                          ----------------             ----------
John F. Nickoll                    11111 Santa Monica Blvd.     Chairman of the Board and
                                   Suite 1500                   Director
                                   Los Angeles, CA  90025

Don L. Gevirtz                     11111 Santa Monica Blvd.     Vice President
                                   Suite 1500
                                   Los Angeles, CA  90025

Peter E. Schwab                    11111 Santa Monica Blvd.     President, Chief
                                   Suite 1500                   Operating Officer and
                                   Los Angeles, CA  90025       Director

David C. Hilton                    11111 Santa Monica Blvd.     Executive Vice President,
                                   Suite 1500                   Chief Financial Officer,
                                   Los Angeles, CA  90025       Chief Credit Officer and
                                                                Director

Henry K. Jordan                    11111 Santa Monica Blvd.     Senior Vice President-
                                   Suite 1500                   Finance and Corporate
                                   Los Angeles, CA  90025       Secretary

                 The names of the Managing General Partners and the Managing General Partners II, their business addresses, their present principal occupations and the principal addresses of their respective employers are as follows:


     Name                          Business Address                          Principal
     ----                          ----------------                          ---------
Don L. Gevirtz                     11111 Santa Monica Blvd.                  Chief Executive Officer
                                   Suite 1500                                and Chairman of the Board
                                   Los Angeles, CA  90025                    of Group

John F. Nickoll                    11111 Santa Monica Blvd.                  President, Co-Chief
                                   Suite 1500                                Executive Officer and
                                   Los Angeles, CA  90025                    Director of Group

Dennis R. Ascher                   11111 Santa Monica Blvd.                  Vice President of Group
                                   Suite 1500
                                   Los Angeles, CA  90025

Jeffrey T. Nikora                  11111 Santa Monica Blvd.                  Vice President of Group
                                   Suite 1500
                                   Los Angeles, CA  90025

Karen Sandler                      11111 Santa Monica Blvd.                  Vice President of Group
                                   Suite 1500
                                   Los Angeles, CA  90025

David C. Hilton                    11111 Santa Monica Blvd.                  Executive Vice President
                                   Suite 1500                                of Group
                                   Los Angeles, CA  90025

Edward Stearns                     11111 Santa Monica Blvd.                  Assistant Vice President
                                   Suite 1500                                of Group
                                   Los Angeles, CA  90025

Peter E. Schwab                    11111 Santa Monica Blvd.                  Executive Vice President
                                   Suite 1500                                of Group
                                   Los Angeles, CA  90025

                 During the last five years, to the knowledge of the Filing Persons, neither Group, Capital, Partners, Partners II, the Managing General Partners nor the Managing General Partners II, nor any of the above-named directors or executive officers of Group or Capital have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Filing Persons, all of the Managing General Partners and the Managing General Partners II and all of Group's and Capital's directors and executive officers are citizens of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.

                 Capital received Common Stock in satisfaction of the claims that Capital held against the Issuer pursuant to that certain Promissory Note, dated April 30, 1993 (the "Facility Note"), in the original principal amount of $4,000,000, issued by the Issuer to Capital pursuant to the terms of that certain Loan and Security Agreement (the "Loan Agreement") by and between the Issuer and Capital dated as of April 12, 1993 as amended by Amendment Number One to Loan and Security Agreement by and between the Issuer and Capital dated as of April 30, 1993. The Loan Agreement was amended by a letter agreement dated November 8, 1993 (the "Letter Agreement") to allow the Issuer to discharge all or a portion of its obligation under the Facility Note by issuing to Capital shares of Common Stock. Pursuant to the Letter Agreement, the Issuer distributed 1,374,292 shares of Common Stock in satisfaction of its entire obligation under the Facility Note to Capital, and Capital subsequently distributed 11,367 shares of Common Stock to Partners and 675,779 shares of Common Stock to Partners II. The amount of principal and accrued interest due under the Facility Note was $4,122,900 and each share of Common Stock was valued at $3.00 per share.

Item 4.          Purpose of Transaction.

                 Capital, Partners and Partners II have acquired their shares of Common Stock in satisfaction of the Issuer's obligations under the Facility Note and the Loan Agreement.

                 Neither Group, Capital, Partners, Partners II, the Managing General Partners nor the Managing General Partners II presently have any plans or proposals which relate to or would result in:

                 (a) The acquisition of additional securities, or disposition of securities, of the Issuer;

                 (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                 (c) The sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                 (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e) Any material change in the present capitalization or dividend policy of the Issuer;

                 (f) Any other material change in the Issuer's business or corporate structure;

                 (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Issuer by any person;

                 (h) Causing any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation of a registered national securities association;

                 (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                 (j)  Any similar action to any of those enumerated above.

                 Each of Group, Capital, Partners, Partners II, the Managing General Partners and the Managing General Partners II intends to continually review the Issuer's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, each of Group, Capital, Partners, Partners II, the Managing General Partners and the Managing General Partners II will continue to consider various alternative courses of action and will in the future take such actions with respect to the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of the Common Stock of the Issuer, either in the open market or in privately negotiated transactions, or selling its shares of Common Stock, either in the open market or in privately negotiated transactions. The foregoing actions may be taken by each of Group, Capital, Partners, Partners II, the Managing General Partners and the Managing General Partners II alone or with other persons.

Item 5.          Interest in Securities of The Issuer.

                 (a) The percentages of outstanding Common Stock reported in this Item 5(a) are based on the assumption that there are 13,158,214 shares of Common Stock outstanding, which number includes the number of shares of Common Stock to be issued to Capital pursuant to the Facility Note and Loan Agreement, as reported by the Issuer in its Form 10-Q as filed with the Securities and Exchange Commission.

                 As of November 30, 1993, Capital was the direct owner of 687,146 shares of Common Stock, which represents approximately 5.2% of the outstanding Common Stock of the Issuer.

                 As of November 30, 1993, Partners was the direct owner of 11,367 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock of the Issuer.

                 As of November 30, 1993, Partners II was the direct owner of 675,779 shares of Common Stock, which represents approximately 5.1% of the outstanding Common Stock of Issuer.

                 As of November 30, 1993, each of the Managing General Partners was the direct owner of no shares of Common Stock. Under the Beneficial Ownership Definition, each of the Managing General Partners is deemed beneficially to own the Common Stock held by Partners and Partners II. Accordingly, each of the Managing General Partners is deemed the beneficial owner of the 687,146 shares of Common Stock which Partners and Partners II own directly. Accordingly, each of the Managing General Partners owns directly and beneficially 687,146 shares, or 5.2% of the outstanding Common Stock of the Issuer.

                 As of November 30, 1993, each of the Managing General Partners II was the direct owner of no shares of Common Stock. Under the Beneficial Ownership Definition, each of the Managing General Partners II is deemed beneficially to own the Common Stock held by Partners II. Accordingly, each of the Managing General Partners II is deemed the beneficial owner of the 675,779 shares of Common Stock which Partners II owns directly. Accordingly, each of the Managing General Partners II owns directly and beneficially 675,779 shares, or 5.1% of the outstanding Common Stock of the Issuer.

                 As of November 30, 1993, Group was the direct owner of no shares of Common Stock. Under the Beneficial Ownership Definition, Group is deemed beneficially to own the Common Stock owned by Capital, Partners and Partners II. Accordingly, Group is deemed the beneficial owner of the 687,146 shares which Capital owns directly, the 11,367 shares which Partners owns directly and the 675,779 shares which Partners II owns directly. Accordingly, Group owns directly and beneficially 1,374,292 shares, or 10.4% of the outstanding Common Stock of the Issuer.

                 (b) Group may be deemed to have shared voting and dispositive power with Capital, with respect to the 687,146 shares of Common Stock owned by Capital, by virtue of the fact that Capital is a wholly-owned subsidiary of Group. Each of Group and the Managing General Partners has shared power with Partners, in its capacity as a general partner of Partners, to vote and direct the disposition of the 11,367 shares of Common Stock directly owned by Partners. Each of Group, the Managing General Partners and the Managing General Partners II has shared power with Partners II, in its capacity as a general partner of Partners II, to vote and direct the disposition of the 675,779 shares of Common Stock directly owned by Partners II.

                 (c) As described in the response to Item 3 of this Schedule 13D, Capital received 1,374,292 shares of Common Stock on November 22, 1993 in satisfaction of the Issuer's obligations under the Facility Note and the Loan Agreement, and subsequently distributed 11,367 of such shares to Partners and 675,779 of such shares to Partners II.

                 (d) The partners in Partners have the right, pursuant to the partnership agreement of Partners, to receive a portion of certain proceeds from the sale of securities owned by Partners, which would include proceeds from the sale of the Common Stock, if any. The partners in Partners II have the right, pursuant to the partnership agreement of Partners II, to receive a portion of certain proceeds from the sale of securities owned by Partners II, which would include proceeds from the sale of the Common Stock, if any. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held by Capital, Partners or Partners II.

                 (e)  Not applicable.

Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

                 Capital and the Issuer are parties to the Facility Note, the Loan Agreement and the Letter Agreement as described in Item 3 herein.

                 Group and the Managing General Partners are the general partners of Partners under an Amended and Restated Agreement of Limited Partnership, dated as of October 10, 1990, as amended (the "Partners Agreement"). The Partners Agreement provides for the formation of Partners as a partnership to invest the funds of the partnership primarily in bank debt of companies which are involved in
reorganization or are experiencing financial distress.   The general partners
of Partners have certain rights to receive the proceeds of the sales of securities, including the Common Stock of the Issuer, if any, in accordance with the Partners Agreement. Certain executive officers of Group are general partners of Partners.

                 Group, the Managing General Partners and the Managing General Partners II are the general partners of Partners II under an Agreement of Limited Partnership, dated December 22, 1992 (the "Partners II Agreement"). The Partners II Agreement provides for the formation of Partners II as a partnership to invest the funds of the partnership primarily in bank debt of companies which are involved in reorganization or are experiencing financial distress. The general partners of Partners II have certain rights to receive the proceeds of the sales of securities, including the Common Stock of the Issuer, if any, in accordance with the Partners II Agreement. Certain executive officers of Group are general partners of Partners II.

                 Group, Capital, Partners, Partners II, the Managing General Partners and the Managing General Partners II have executed a Joint Reporting Agreement dated November 30, 1993, which is attached hereto as Exhibit 1 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

                 Group, Capital, Partners, Partners II, the Managing General Partners and Managing General Partners II file as exhibits the following:

                 Exhibit 1. Joint Reporting Agreement among Group, Capital, Partners, Partners II, the Managing General Partners and the Managing General Partners II dated November 30, 1993 (appears at page 27).

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 1993




THE FOOTHILL GROUP, INC.,
a Delaware corporation


By:  /s/ Jeffrey T. Nikora
    ----------------------------------
    Name:  Jeffrey T. Nikora

    Title: Vice-President


FOOTHILL CAPITAL CORPORATION,
a California corporation


By:  /s/ John F. Nickoll
    ----------------------------------
    Name:  John F. Nickoll
           ---------------------------
    Title: Chairman and CEO
           ---------------------------

FOOTHILL PARTNERS, L.P.,
a Delaware limited partnership

By:  The Foothill Group, Inc.
Its: General Partner


By:  /s/ Jeffrey T. Nikora
    ----------------------------------
    Name:  Jeffrey T. Nikora
           ---------------------------
    Title: Vice-President
           ---------------------------

FOOTHILL PARTNERS II, L.P.,
a Delaware limited partnership

By:  The Foothill Group, Inc.
Its: General Partner


By:  /s/ Jeffrey T. Nikora
    ----------------------------------
    Name:  Jeffrey T. Nikora
           ---------------------------
    Title: Vice-President
           ---------------------------

DON L. GEVIRTZ



  /s/ Don L. Gevirtz
--------------------------------------

JOHN F. NICKOLL



  /s/ John F. Nickoll
--------------------------------------

DENNIS R. ASCHER



  /s/ Dennis R. Ascher
--------------------------------------

JEFFREY T. NIKORA



  /s/ Jeffrey T. Nikora
--------------------------------------


KAREN SANDLER



  /s/ Karen Sandler
--------------------------------------

DAVID HILTON



  /s/ David Hilton
--------------------------------------

EDWARD STEARNS



  /s/ Edward Stearns
--------------------------------------

PETER SCHWAB



  /s/ Peter Schwab
--------------------------------------

                           JOINT REPORTING AGREEMENT


                 In consideration of the mutual covenants herein contained, each of the parties hereto represents to and agrees with the other party as follows:

                 1. Such party is eligible to file a statement or statements on Schedule 13D pertaining to the Common Stock, $.01 par value per share, of Robertson-Ceco Corporation, to which this agreement is an exhibit, for filing of the information contained herein.

                 2. Such party is responsible for timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, provided that no such party is responsible for the completeness or accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information is inaccurate.

                 3. Such party agrees that such statement is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

                 This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated:  November 30, 1993


                                 THE FOOTHILL GROUP, INC.,
                                 a Delaware corporation


                                 By:   /s/ Jeffrey T. Nikora
                                      ---------------------------------
                                      Name:  Jeffrey T. Nikora
                                             --------------------------
                                      Title: Vice-President
                                             --------------------------




                                   EXHIBIT 1

                                        FOOTHILL CAPITAL CORPORATION,
                                        a California corporation


                                        By:   /s/ John F. Nickoll
                                             ---------------------------------
                                             Name:  John F. Nickoll
                                                    --------------------------
                                             Title: Chairman and CEO
                                                    --------------------------

                                        FOOTHILL PARTNERS, L.P.,
                                        a Delaware limited partnership

                                        By:  The Foothill Group, Inc.
                                        Its: General Partner


                                        By:   /s/ Jeffrey T. Nikora
                                             ---------------------------------
                                             Name:  Jeffrey T. Nikora
                                                    --------------------------
                                             Title: Vice-President
                                                    --------------------------

                                        FOOTHILL PARTNERS II, L.P.,
                                        a Delaware limited partnership

                                        By:  The Foothill Group, Inc.
                                        Its: General Partner


                                        By:   /s/ Jeffrey T. Nikora
                                             ---------------------------------
                                             Name:  Jeffrey T. Nikora
                                                    --------------------------
                                             Title: Vice-President
                                                    --------------------------

                                        DON L. GEVIRTZ



                                         /s/ Don L. Gevirtz
                                        --------------------------------------

                                        JOHN F. NICKOLL



                                         /s/ John F. Nickoll
                                        --------------------------------------

                                        DENNIS R. ASCHER



                                         /s/ Dennis R. Ascher
                                        --------------------------------------

                                        JEFFREY T. NIKORA



                                         /s/ Jeffrey T. Nikora
                                        --------------------------------------


                                        KAREN SANDLER



                                         /s/ Karen Sandler
                                        --------------------------------------

                                        DAVID HILTON



                                         /s/ David Hilton
                                        --------------------------------------


                                        EDWARD STEARNS



                                         /s/ Edward Stearns
                                        --------------------------------------


                                        PETER SCHWAB



                                         /s/ Peter Schwab
                                        --------------------------------------